UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

TRIUS THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Trius Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 105

San Diego, California 92121

(858) 452-0370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Charles J. Bair, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 previously filed by Trius Therapeutics, Inc., a Delaware corporation (“Trius” or the “Company”), with the Securities and Exchange Commission on August 13, 2013 and August 14, 2013, respectively, relating to the offer by Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent” or “Cubist”) and BRGO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Trius’ common stock, $0.0001 par value per share (the “Shares”), for a purchase price of (i) $13.50 per Share in cash, without interest, plus (ii) one non-transferrable contingent value right for each Share, which represents the contractual right to receive up to $2.00 per Share upon the achievement of certain milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated August 13, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Antitrust Compliance” on pages 43-44 of the Schedule 14D-9 and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on August 13, 2013, and the required waiting period with respect to the Offer expired at 11:59 P.M., New York City time, on August 28, 2013.  On August 29, 2013, Trius and Parent issued a joint press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(E) hereto.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting both paragraphs under the heading “Legal Proceedings” on pages 44-45 of the Schedule 14D-9 and replacing them with the following four paragraphs:

“Between August 1 and August 12, 2013, seven putative class action lawsuits (captioned Bemis v. Trius Therapeutics, Inc., Case No. 37-2013-00060593-CU-BT-CTL; Hurst v. Trius Therapeutics, Inc., Case No. 37-2013-00061332-CU-SL-CTL; Collins v. Trius Therapeutics, Inc., Case No. 37-2013-00061612-CU-SL-CTL; Frazzano v. Trius Therapeutics, Inc., Case No. 37-2013-00061751-CU-BT-CTL; Cast v. Trius Therapeutics, Inc., Case No. 37-2013-00062038-CU-BT-CTL; Greenwald v. Trius Therapeutics, Inc., Case No. 37-2013-00062069-CU-SL-CTL; and McPherson v. Stein, Case No. 37-2013-00062130-CU-SL-CTL) were filed in the Superior Court of the State of California, County of San Diego (the “California Actions”) challenging the Merger by Parent and Purchaser. Between August 9 and August 14, 2013, three putative class-action lawsuits challenging the Merger (captioned Beidler v. Stein, Case No. 8794-VCG; Weeks v. Trius Therapeutics, Inc., Case No. 8799-VCG; and Shifrin v. Stein, Case No. 8806-VCG) were filed in the Court of Chancery for the State of Delaware (the “Delaware Actions”). Collectively, the California Actions and Delaware Actions are referred to as the ‘‘Stockholder Litigation.’’

The complaints in the Stockholder Litigation were filed against: (i) Trius, (ii) each member of Trius’ Board of Directors (including its chief executive officer), (iii) Parent and (iv) Purchaser. They each generally allege that the Trius directors breached their fiduciary duties in connection with the proposed acquisition of Trius by Parent and Purchaser, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. The Stockholder Litigation plaintiffs also each generally assert that the Trius directors breached their fiduciary duties to Trius’ public stockholders by, among other things, (a) agreeing to sell Trius to Parent and Purchaser at an unfair price, (b) allowing certain stockholders to control the sale process in order to obtain liquidity for illiquid shares, (c) implementing an unfair process and (d) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids. They generally seek, among other things, an injunction against the consummation of the Merger and rescission of the Merger Agreement to the extent already implemented, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On August 21, 2013, plaintiff in the Bemis action filed a motion to consolidate all of the California Actions and to have his counsel, Robbins Geller Rudman & Dowd LLP, appointed lead counsel for the proposed class of Trius stockholders. All of the other plaintiffs in the California Actions, save the plaintiff in the Hurst action, support this motion. A hearing on this motion is currently set for February 7, 2014 in Department C-68 before the Hon. Judith F. Hayes.  On August 28, 2013, plaintiff in the Bemis action filed an amended complaint, which includes: (i) additional allegations about a purportedly flawed sales process and supposed conflicts of interest; and (ii) new allegations that this Schedule 14D-9 omits certain material information.

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On August 23, 2013, plaintiff in the Beidler action in Delaware filed an amended complaint, which includes: (i) additional allegations about a purportedly flawed sales process and (ii) a new cause of action for breach of fiduciary duty of disclosure by the Trius directors for supposedly omitting material information from this Schedule 14D-9.”

Item 9.                                 Exhibits

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Number No.	Description

(a)(5)(E)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc., dated August 29, 2013 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUS THERAPEUTICS, INC.
	By:	/s/ JEFFREY STEIN

Name: Jeffrey Stein
Title: President and Chief Executive Officer

Dated: August 29, 2013

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